October 9, 2009

Attn: Mr. Robert S. Littlepage Jr
Accounting Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Littlepage,

We are writing in response to the matters raised in your letter to us dated August 18, 2009.

Point 1

The composition and function of the Management Committee is determined solely by the Chief Executive Officer, and exists to ensure that operational issues are identified, discussed and understood by members of senior management. The Management Committee has no decision-making authority and consists of the CEO’s direct reports as well as a few direct reports of the Divisional Presidents (please see Exhibit V from our letter of May 8, 2009 for the CEO’s org chart as it existed in fiscal 2008).  The Management Committee meets quarterly as part of the preparation for the board meetings.  The Management Committee does not review any internal financial reporting, but does review and discuss earnings press releases and our quarterly Shareholders Report.

Corus has determined that the Management Committee is not the CODM because it has no decision-making authority and it reviews only external financial reporting.

Point 2

As discussed with you today, Corus has determined that it has 6 operating segments: Radio West; Radio Ontario; Radio Quebec; Radio Other; TV Kids; and TV Specialty and Pay.  These operating segments are consistent with operating result information reviewed by our CODM in fiscal 2009.  For reporting purposes we will aggregate Radio Quebec and Radio Other based on quantitative aggregation criteria. Thus, in our fiscal 2009 40-F we will disclose 5 segments. We will also recast our comparative segment disclosure on this basis.

We trust that our response has addressed your comments.

Yours sincerely,

"signed by"

Thomas C. Peddie, FCA
Senior Vice-President and Chief Financial Officer

cc:        Ronald Rogers, Audit Committee Chair
John M. Cassaday, President and Chief Executive Officer
Gary Maavara, Vice President and General Counsel
Disclosure Committee
Ernst & Young LLP
Shearman & Sterling LLP